Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

April 10, 2020

Ms. Kimberly A, Browning

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Columbia Fund Series Trust I (the “Registrant”)

Schedule 14A

To the Commission:

This letter responds to comments received from the staff of the U.S. Securities and Exchange Commission telephonically on March 17, 2020, with respect to Registrant’s preliminary Schedule 14A filed on March 6, 2020 (the “Proxy Statement”). Due to events surrounding COVID-19 (coronavirus), Registrant has determined to remove Proposal 1 regarding the election of trustees from the Proxy Statement. Accordingly, this letter omits comments with respect to Proposal 1.

1.	Comment: The preliminary proxy statement should be marked as such.

Response: Registrant will ensure future filings include such designation.

2.

Comment: In the Q&A and the main proposal in the Proxy Statement with respect to the investment objective of Columbia Small Cap Growth Fund, please explain that shareholders will no longer be able to vote on a change to the investment objective.

Response: Registrant has made the requested changes.

3.	Comment: In the Q&A with respect to the investment objective of Columbia Small Cap Growth Fund, please add a cross reference to the description of the current and proposed investment objective.

Response: Registrant has made the requested change.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Ms. Kimberly A. Brown

April 10, 2020

4.	Comment: In the Q&A section regarding costs, please disclose the proxy costs borne by the Fund.

Response: Registrant has made the requested change.

5.	Comment: Please provide a more fulsome discussion of the change in the Rule 35d-1 policy of the Fund that will result if the Proposal is approved.

Response: Registrant has enhanced the disclosure to indicate the change in the market capitalization parameters of the new referenced index, as well as the risks of smaller cap companies.

6.	Comment: Please add disclosure regarding the Board’s determinations with respect to the Proposals.

Response: Registrant believes that first paragraph under the Proposal describes the rationale for the Board’s recommendation of the Proposal.

7.	Comment: Please clarify the language regarding the use of proxy solicitors.

Response: Registrant has made the requested change.

8.	Comment: With respect to the Beneficial Ownership Table, please conform column headings to the form terms. Please confirm the basis for the 25% ownership column.

Response: Registrant has revised column heading, added additional disclosure regarding Item 403(c) and deleted the 25% column.

9.	Comment: With respect to the proxy card, please include the party that is soliciting the proxies in bold-faced type and state the current and proposed objective in the proposal.

Response: Registrant has made the requested changes.

Ms. Kimberly A. Brown

April 10, 2020

10.

Comment: Please note that the staff is of the view that the changes described in this Proxy Statement with respect to the investment objective and names test should be made pursuant to Rule 485(a) at the time of the next annual update.

Response: Acknowledged.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades

DBE/kb